Exhibit 99.1
Avago Technologies Announces Tender Offer
For Up To $100,000,000 of the 10-1/8% Senior Notes Due 2013
SINGAPORE and SAN JOSE, Calif., — March 23, 2007 — Avago Technologies (“Avago”), a leading supplier of analog interface components for communications, industrial and consumer applications, today announced that it is commencing a “Modified Dutch Auction” tender offer (the “Offer”) for up to $100,000,000 aggregate principal amount (the “Offer Amount”) of the $500,000,000 aggregate principal amount of the outstanding 10-1/8% Senior Notes due 2013 (the “Notes”) issued by it and two subsidiary co-issuers (CUSIP Nos. 05336XAD3 and U05212AA0).
The Offer will expire at 12:00 midnight, New York City time, on April 19, 2007, unless extended (the “Expiration Date”).
Avago is offering to purchase the Notes for cash at a purchase price per $1,000 principal amount of the Notes of not less than $1,040.00 nor greater than $1,060.00, plus accrued and unpaid interest up to, but not including, the date of purchase. In addition, holders whose Notes are accepted for payment pursuant to the Offer will be entitled to receive in respect of each Note accepted for payment which was validly tendered at or prior to 5:00 p.m., New York City time, on April 5, 2007 (the “Early Tender Date”) a premium of $30.00 per $1,000 principal amount of Notes tendered (the “Early Tender Premium”).
The final purchase price will be determined pursuant to the “Modified Dutch Auction” procedure. Under this procedure, Avago will accept tenders in the order of lowest to highest tender prices specified by tendering holders within the range specified above and will select the single lowest price per $1,000 principal amount of Notes so specified (the “Purchase Price”) that would enable Avago to purchase an amount of Notes equal to the Offer Amount (or, if less than the Offer Amount of Notes is tendered and not withdrawn, all Notes so tendered). Avago will pay the same Purchase Price for all Notes validly tendered and not validly withdrawn at or below the Purchase Price, subject to proration. However, holders will only be entitled to receive the Early Tender Premium in respect of Notes accepted for payment that were validly tendered in the Offer prior to the Early Tender Date.
In the event that the principal amount of Notes validly tendered pursuant to the Offer at or below the Purchase Price exceeds the Offer Amount, Avago will accept for purchase Notes tendered at or below the Purchase Price as follows: Avago will first accept for payment all such Notes tendered at prices below the Purchase Price, and then Avago will accept for payment Notes tendered at the Purchase Price on a pro rata basis from among such tendered Notes. Avago reserves the right to decrease or increase the Offer Amount and/or Purchase Price for the Offer prior to the Expiration Date.
This press release does not constitute an offer to purchase or the solicitation of an offer to sell any of the Notes. The Offer may only be made in accordance with the terms and subject to the conditions specified in the Offer to Purchase and the related Letter of Transmittal relating to the Offer. Lehman Brothers Inc. will act as sole dealer manager and D.F. King & Co., Inc. will act as information agent and tender agent in connection with the Offer. Copies of the Offer to Purchase, the Letter of Transmittal and the other related documents may be obtained by contacting D.F. King & Co. at (800) 758-5378 or (212) 269-5550 (banks and brokers). Questions regarding the Offer may be directed to Lehman Brothers, Attention: Liability Management Group, at (800) 438-3242 (toll-free) and (212) 528-7581 (collect), and for investors in Singapore, at (65) 6433-6288.
Meaningful Cautionary Statement Regarding Forward-Looking Statements
This announcement and supporting materials may contain “forward-looking statements” which address our expected future business and financial performance, and typically contain words such as “expects,” “anticipates,” “estimates,” “intends,” “plans,” “believes,” “seeks,” or “will.” Forward-looking statements by their nature address matters that are, to different degrees, uncertain. For Avago, particular uncertainties which could adversely or positively affect future results include cyclicality in the semiconductor industry or in our end markets; fluctuations in interest rates; our ability to generate cash sufficient to service our debt and to fund our research and development, capital expenditures and other business needs; our continued dependence on outsourced service providers for certain key business services; our competitive performance and ability to continue achieving design wins with our customers; and other events and trends on a national, regional and global scale, including those of a political, economic, business, competitive and regulatory nature. These uncertainties may cause our actual future results to be materially different than those we express in our forward-looking statements; accordingly, we caution you not to place undue reliance on these statements. Our Registration Statement on Form F-4 filed with the U.S. Securities and Exchange Commission (“SEC”) on January 8, 2007, recent Reports on Form 6-K, and other Avago filings with the SEC (which you may obtain for free at the SEC’s website at http://www.sec.gov) discuss some of the important risks that may affect our business, results of operations and financial condition. These forward-looking statements are made only as of the date of this communication and Avago undertakes no obligation to update or revise these forward-looking statements.
Investor Contact:
Jim Fanucchi
Summit IR Group Inc.
(408) 404-5400
jim@summitirgroup.com
Desmond Lim
Avago Technologies
(65) 6215 4188
desmondlim@avagotech.com